UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *


                               Given Imaging Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     2797140
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 4, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 26 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     RDC Rafael Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            2,732,310
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,732,310
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,732,310
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------


                               Page 2 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            2,732,310
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,732,310
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,732,310
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------


                               Page 3 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733 (1)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,815,292
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

(1) Includes an aggregate of 3,462,441 shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.


                               Page 4 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or  2(e)                  [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                               Page 5 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------



                               Page 6 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------


                               Page 7 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------



                               Page 8 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------



                               Page 9 of 26 pages

                                 SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------



                              Page 10 of 26 pages

                                                    SCHEDULE 13D/A
CUSIP NO. 2797140
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            10,277,733
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,277,733
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,277,733
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     37.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


                              Page 11 of 26 pages

This Amendment No. 4 on Schedule 13D/A (the "Amendment") amends the Statement on
Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by RDC Rafael Development Corporation Ltd. ("RDC"), DEP Technology Holdings Ltd. ("DEP"), Elron, DIC, IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (the "Reporting Persons") (the "Statement") with respect to the ordinary shares, par value New Israeli Shekel
0.05 per share (the "Ordinary Shares"), of Given Imaging Ltd. (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase by Elron, from November 3 through November 8, 2004, an aggregate of 823,513 Ordinary Shares of the Issuer in the open market on NASDAQ National Market System and on the Tel Aviv Stock Exchange ("TASE").

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.



Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of November 4, 2004:

     IDB Development owned approximately 67.2% of the outstanding shares of DIC.

     IDB Holding owned approximately 61% of the outstanding shares of IDB Development.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden Holdings itself owned directly approximately 3.15% of the outstanding shares of IDB Holding, and Shelly Bergman owned, through a private Israeli corporation which is wholly owned by her, approximately 7.3% of the outstanding shares of IDB Holding.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.


                              Page 12 of 26 pages

On November 1, 2004 the Tel Aviv District Court adjudicated to accept the appeal of DIC, several past executive officers of DIC and one of its other officers, to reverse the judgment of the Tel Aviv Magistrate's Court whereby they were convicted in February 2002 of certain criminal offenses under the Israeli Securities Act, 1968, as previously reported in the Statement, and to acquit them of all charges of allegedly committing such criminal offenses. As previously mentioned in the Statement, the activities underlying these legal proceedings ended in May 1995 and did not relate to or involve the Issuer or its business in any way.



Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From November 3, 2004 through November 8, 2004 Elron purchased an aggregate of 823,513 Ordinary Shares in open market transactions on the NASDAQ National Market System and the TASE as set forth below in the response to Item 5 for a total purchase price of approximately $24,688,985. Elron used its own funds to acquire such Ordinary Shares.



Item 4. PURPOSE OF TRANSACTION

The Ordinary Shares acquired by Elron were purchased for investment purposes. If the Reporting Persons believe it to be in their interests, the Reporting Persons may, at any time, from time to time, acquire additional Ordinary Shares, or sell all or any portion of the Ordinary Shares held by them, in open market or private transactions or otherwise, at prices and other terms acceptable to the purchasing or selling Reporting Persons, as applicable, subject to applicable law. Open market transactions may be on the NASDAQ National Market or on the TASE.



Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of November 8, 2004:

     RDC owned directly 2,732,310 Ordinary Shares, or approximately 9.9% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

     DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,732,310 Ordinary Shares.

     Elron owned directly 4,082,982 Ordinary Shares, or approximately 14.9% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 2,732,310 Ordinary Shares owned by RDC, and also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 3,462,441 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 10,277,733 Ordinary Shares, constituting approximately 37.4% of the outstanding Ordinary Shares.

     DIC owned directly 3,462,441 Ordinary Shares, or approximately 12.6% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 6,815,292 Ordinary Shares owned by RDC and Elron, or a total of 10,277,733 Ordinary Shares, constituting approximately 37.4% of the outstanding Ordinary Shares.


                              Page 13 of 26 pages

     IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 10, 277,733 Ordinary Shares held by RDC, Elron and DIC, or approximately 37.4% of the outstanding Ordinary Shares.

As of September 30, 2004, there were 27,475, 086 outstanding Ordinary Shares. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Since September 4, 2004, Elron purchased an aggregate of 621,000 Ordinary Shares in open market transactions on the NASDAQ National Market System:


                                                          Average Price per Share
Date                          Amount of Ordinary Shares   (excluding commissions)
----                          -------------------------   -----------------------

November 3, 2004              180,000                     $29.48

November 3, 2004               20,000                     $29.63

November 4, 2004              200,000                     $29.77

November 5, 2004              200,000                     $30.41

November 8, 2004               21,000                     $30.66


Since September 4, 2004, Elron purchased an aggregate of 202,513 Ordinary Shares in open market transactions on the TASE.


                                 Amount of               Average Price per Share          U.S.Dollar/NIS
Date                             Ordinary Shares         (excluding commissions)          Exchange Rate
----                             ---------------         -----------------------          -------------
November 4, 2004                 100,000                 $29.48                           $1=NIS4.437

November 7, 2004                  27,513                 $30.77                           $1=NIS4.434

November 8, 2004                  75,000                 $30.87                           $1=NIS4.426



Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares since September 4, 2004.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned as of November 4, 2004 an aggregate of 62,558 Ordinary Shares (including 36,000 Ordinary Shares that may be acquired pursuant to options that are exercisable within 60 days of November 4, 2004 to purchase such shares from the Issuer).


Item 7. Material to be filed as Exhibits


Schedules A,      Name, citizenship, residence or business address and present principal occupation of the
 B, C, D, E       directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB
and F         -   Development and (vi) IDB Holding.


                              Page 14 of 26 pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: November 9, 2004                  RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                                        DEP TECHNOLOGY HOLDINGS LTD.
                                        ELRON ELECTRONIC INDUSTRIES LTD.
                                        DISCOUNT INVESTMENT CORPORATION LTD.
                                        IDB DEVELOPMENT CORPORATION LTD.
                                        IDB HOLDING CORPORATION LTD.
                                        NOCHI DANKNER
                                        SHELLY BERGMAN
                                        RUTH MANOR
                                        AVRAHAM LIVNAT

                                        BY: IDB HOLDING CORPORATION LTD.

                                                         (signed)
                                        BY: ______________________________

                    Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Statement as Exhibits 2 through 10.


                              Page 15 of 26 pages

Schedule A

                        Directors and Executive Officers
                                       o f
                     RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                            (as of November 4, 2004)

Citizenship is the same as country of address, unless otherwise noted.


Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------

Ami Erel (1)                                    Chairman of the       President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Avishai Friedman                                Director              Manager, Business Development of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Jacob Ironi                                     Director              Director Subsidiary Companies of Rafael Armament
Rafael, Haifa, Israel                                                 Development Authority Ltd.

Michael Wainer                                  Director              Vice President for Finance and Chief Financial
Rafael, Haifa, Israel                                                 Officer of Rafael Armament Development Authority
                                                                      Ltd.

Giora Shalgi (2)                                Director              President and Chief Executive Officer of Rafael
Rafael, Haifa, Israel                                                 Armament Development Authority Ltd.

Doron Birger                                    Director              President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Tal Raz                                         Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Eitan Yudilevich, PhD.                          Director              Corporate Vice President, Business Development
P.O.B. 2250, Haifa 31021, Israel                                      and Marketing of Rafael Armament Development
                                                                      Authority Ltd.

Reuben Baron (3)                                Chief Executive       President and Chief Executive Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam    Officer
20600, Israel


                              Page 16 of 26 pages

Ronit Ben-Haiyun                                Finance Officer       Finance Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam
20600, Israel


(1)  As of November 4, 2004 Mr. Erel owned 21,751 Ordinary Shares.

(2)  As of November 4, 2004 Mr. Shalgi owned 3,807 Ordinary Shares.

(3)  As of November 4, 2004 Mr. Baron owned 1,000 Ordinary Shares.


Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 17 of 26 pages

Schedule B

                        Directors and Executive Officers
                                       o f
                          DEP TECHNOLOGY HOLDINGS LTD.
                            (as of November 4, 2004)


Citizenship is the same as country of address, unless otherwise noted.


Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Doron Birger                                    Director              President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Tal Raz                                         Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Paul Weinberg                                   Director              General Counsel and Corporate Secretary of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel




Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.




                              Page 18 of 26 pages

Schedule C

                        Directors and Executive Officers
                                       of
                        ELRON ELECTRONIC INDUSTRIES LTD.
                            (as of November 4, 2004)


Citizenship is the same as country of address, unless otherwise noted.


Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Ami Erel (1)                                    Chairman of the       President & Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Yaacov Goldman                                  External Director     Certified Public Accountant
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Dr. Chen Barir (2)                              Director              Chairman of Berman & Co. Trading and Director of
26 Harav Amiel Street,                                                companies.
Tel Aviv 62263, Israel

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Oren Lieder                                     Director              Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th                          of DIC.
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Dr. Dalia Megiddo (3)                           Director              Managing Partner of InnoMed Ventures L.P
Globus Communication Center, Suite 220, Neve
Ilan 90850, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel


                              Page 19 of 26 pages


Professor Daniel Sipper                         External Director     Professor - Department of Engineering, Tel Aviv
3 Kadesh Barnea Street, Apt. 39                                       University
Tel Aviv 69986, Israel

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Tal Raz                                         Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Shmuel Kidron                                   Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Avishai Friedman                                Vice President        Vice President - Business Development of Elron
3 Azrieli Center, The Triangular Tower, 42nd    Business Development
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(1)  As of November 4, 2004 Mr. Erel owned 21,751 Ordinary Shares.

(2) As of November 4, 2004 Dr. Barir owned options that are exercisable within 60 days of such date to purchase from the Issuer 25,000 Ordinary Shares at a price of $12 per share.

(3) As of November 4, 2004 Dr. Megiddo owned options that are exercisable within 60 days of such date to purchase from the Issuer 11,000 Ordinary Shares at a price of $12.15 per share.


Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 20 of 26 pages

Schedule D


                        Directors and Executive Officers
                                       of
                      DISCOUNT INVESTMENT CORPORATION LTD.
                            (as of November 4, 2004)


Citizenship is the same as country of address, unless otherwise noted.



Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------

Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
12 Recanati Street, Ramat-Aviv Gimmel,
Tel-Aviv 69494, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-director of UKI Investments.
54-56 Euston Street, London NW1, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 21 of 26 pages

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Nahum Admoni                                    External Director     Director of companies.
26 Ben Josef Street, Ramat Aviv Gimel,
Tel-Aviv 69125, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              President of Aktiva group.
Aktiva Group, 12 Carlos Place, London W1K
2ET, United Kingdom

Ami Erel (1)                                    President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(1)  As of November 4, 2004 Mr. Erel owned 21,751 Ordinary Shares.


Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 22 of 26 pages

Schedule E

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                            (as of November 4, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
12 Recanati Street, Ramat-Aviv Gimmel,
Tel-Aviv 69494, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-director of UKI Investments.
54-56 Euston Street, London NW1, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.


                              Page 23 of 26 pages

Darko Horvat (**)                               Director              President of Aktiva group.
Aktiva Group, 12 Carlos Place, London W1K
2ET, United Kingdom

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Lior Hannes                                     Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Daniel Vaknin                                   Executive Vice        Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Dr. Zehavit Joseph (***)                        Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Avi Shani                                       Vice President,       Vice President, Investments and Chief Economist
3 Azrieli Center, The Triangular Tower, 44th    Investments and       of IDB Development.
floor, Tel-Aviv 67023, Israel                   Chief Economist

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(***) Dual citizen of Israel and U.S.A.


Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 24 of 26 pages

Schedule F

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                            (as of November 4, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Shelly Bergman                                  Director              Director of companies.
12 Recanati Street, Ramat-Aviv Gimmel,
Tel-Aviv 69494, Israel

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-director of UKI Investments.
54-56 Euston Street, London NW1, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              President of Aktiva group.
Aktiva Group, 12 Carlos Place, London W1K
2ET, United Kingdom


                              Page 25 of 26 pages

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Daniel Doron                                    External Director     Business consultant.
16 Levi Eshkol Street,
Tel Aviv 69361, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Zehavit Joseph (***)                        Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(***) Dual citizen of Israel and U.S.A.


Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 26 of 26 pages